EXHIBIT 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(Unaudited)
Earnings computation:
Pre tax losses	$(22,492,000)	$(31,562,000)	$(10,305,000)	$(9,837,000)	$(15,662,000)	$(10,761,000)	$(13,308,000)
Fixed charges	30,000	104,000	114,000	96,000	99,000	66,000	626,000
Minority Interest in pre tax losses of subsidiary	(873,000)	—	—	—	—	—	—
Total Losses	$(23,335,000)	$(31,458,000)	$(10,191,000)	$(9,741,000)	$(15,563,000)	$(10,695,000)	$(12,682,000)
Fixed Charges computation:
Interest expensed	$—	$47,000	$47,000	$18,000	$13,000	$10,000	$545,000
Interest within rental expense	30,000	57,000	67,000	78,000	86,000	56,000	81,000
Total Fixed Charges	$30,000	$104,000	$114,000	$96,000	$99,000	$66,000	$626,000
Deficiency	$(23,365,000)	$(31,562,000)	$(10,305,000)	$(9,837,000)	$(15,662,000)	$(10,761,000)	$(13,308,000)